FIRST NATIONAL CAPITAL MARKETS, INC.

(SEC I.D. No. 8-53514)

STATEMENT OF FINANCIAL CONDITION AS
OF DECEMBER 31, 2017 AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

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Filed pursuant to Rule 17a-5(e)(3)
as a **PUBLIC** Document

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of
First National Capital Markets, Inc.
Omaha, Nebraska

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First National Capital Markets, Inc. (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

Omaha, Nebraska
March 30, 2018

We have served as the Company's auditor since 2002.

FIRST NATIONAL CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS

CASH AND CASH EQUIVALENTS	$	3,366,678
RECEIVABLES:		
Commissions		106,510
Income taxes		87,548
Other		45,691
Total receivables		239,749
SECURITIES OWNED		488,471
PREPAID EXPENSES AND OTHER ASSETS		76,793
INVESTMENT IN PARTNERSHIP		207,067
TOTAL	$	4,378,758

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accrued compensation and benefits	$	551,504
Accrued expenses and other liabilities		173,077
Accounts payable to affiliates		48,285
Total liabilities		772,866

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDER'S EQUITY:		
Common stock, $1.00 par value; 10,000 shares authorized,		
issued and outstanding		10,000
Additional paid-in capital		640,000
Retained earnings		2,955,892
Total stockholder's equity		3,605,892
TOTAL	$	4,378,758

See notes to statement of financial condition.

FIRST NATIONAL CAPITAL MARKETS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2017

1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

First National Capital Markets, Inc. (the "Company"), is a wholly owned subsidiary of First National Investment Banking, Inc., which is a wholly owned subsidiary of First National of Nebraska, Inc. (the "Parent Company"). The Company is engaged in the purchase and sale of an array of financial products including traditional securities products, fixed income and money market securities, and investment advisory products and services. In addition, the Company offers services including bond accounting, portfolio analysis, financial reporting, underwriting, and safekeeping. Service fees result from amounts collected from independent contract brokers for processing securities trades and from amounts collected for administrative and compliance services.

The Company is registered with the Securities and Exchange Commission (the SEC) and operates as a separate entity as a registered member of the Financial Industry Regulatory Authority, Inc. (FINRA).

Use of Estimates — The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash Equivalents — The Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents.

Securities Owned — Securities owned are carried at fair value and consist of municipal warrants.

Securities Transactions — Securities transactions are recorded on a trade-date basis.

Income Taxes — The Company is included in the consolidated income tax return of the Parent Company. Under the liability method used to calculate income taxes, the Company provides deferred taxes for differences between the financial statement carrying amounts and tax basis of existing assets and liabilities by applying currently enacted statutory rates that are applicable to future periods.

Deferred taxes relate to employee benefits, prepaid expenses, and the partnership investment. The Company had deferred tax assets of $4,543 and deferred tax liabilities of $10,765 at December 31, 2017. Net deferred tax liabilities of $6,222 are reflected in accrued expenses and other liabilities on the statement of financial condition.

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (the "Act"). The Act amends the Internal Revenue Code to reduce tax rates and modify policies, credits, and deductions for businesses. The Act reduces the corporate federal tax rate from a maximum of 35% to a flat 21% rate. The rate reduction took effect on January 1, 2018. Because a

change in tax laws and rates is accounted for in the period of enactment, the Company was required to revalue deferred tax assets and liabilities in 2017.

The Company has no liability recorded at December 31, 2017 for uncertainty in income taxes or for interest and penalty payments. Additionally, there were no interest or penalty payments made in 2017. The tax years 2014 through 2016 remain open to examination by the major taxing jurisdictions in which the Parent Company files the consolidated income tax return. During 2017, the IRS completed an examination of the 2014 and 2015 tax years of the Parent Company's consolidated income tax returns.

Subsequent Events — As required by Financial Accounting Standards Board Accounting Standards Codification (ASC) 855-10, "Subsequent Events," the Company evaluated subsequent events through the date the financial statement was issued. The Company did not have any subsequent events that would require recognition or disclosure in the financial statement or notes as of and for the year ended December 31, 2017 except as disclosed herein.

Recently Issued Accounting Pronouncements —

ASU 2016-01, "Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities," was issued to require equity investments, in general, to be measured at fair value with changes in fair value recognized in earnings. It also eliminates the requirement to disclose the methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost, requires entities to use the exit price notion when measuring fair value, requires an entity to present separately in other comprehensive income the portion of the total change in fair value of a liability resulting from a change in the instrument-specific credit risk when the fair value option has been elected, requires separate presentation of financial assets and liabilities by measurement category and form on the balance sheet or accompanying notes, clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity's other deferred tax assets, and simplifies the impairment assessment of equity investments without readily determinable fair values. The effective date for the revised standard is for fiscal years beginning after December 15, 2017. The Company is currently evaluating the impact that this guidance will have on its statement of financial condition and related disclosures.

2. REGULATORY REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital (net capital ratio) not exceed 15 to 1 (minimum capital of at least 6 2/3% of aggregate indebtedness), as defined under such provisions. Net capital, net capital requirement, and net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of $3,042,600, which was $2,792,600 in excess of required capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.25 to 1.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with ASC 820, "Fair Value Measurement," the Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to

measure fair value fall within different levels of the hierarchy, the category level disclosed is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety. In summary, the hierarchy prioritizes inputs to valuation techniques into three levels:

- Level 1 – Quoted prices in active markets for identical assets/liabilities.

- Level 2 – Includes prices based on other observable inputs, including prices based on recent market transactions for similar assets/liabilities. The Company's Level 2 assets include municipal warrants.

- Level 3 – Includes unobservable inputs and may include the entities own assumptions about market participant assumptions.

The following table summarizes assets measured at fair value on a recurring basis as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Securities owned	$ -	$ 488,471	$ -	$ 488,471
Total assets accounted for at fair value:	$ -	$ 488,471	$ -	$ 488,471

The valuation techniques used to measure the fair values by type of investment in the above table follow:

- Securities owned – The Company's municipal warrants are categorized as Level 2 as the Company's valuations utilize observable sales prices for similar warrants.

For the year ended December 31, 2017, there were no transfers in or out of Level 1, 2, or 3.

4. **RELATED PARTY TRANSACTIONS**

The Company provides services to other affiliates of the Parent Company, including First National Bank of Omaha (FNBO). These services include federal funds transfers, bond accounting, portfolio trades, and repurchase agreements and negotiable certificates of deposit dealer services. At December 31, 2017, $0 was due to the Company from affiliates for services provided.

In addition, the Company has a service agreement with the Parent Company and FNBO in which FNBO provides the Company with certain services including purchasing, personnel, general ledger, website development, financial services, executive support, financial, operational, and information systems audit services, compliance, audit and consulting services, branding/trademark modifications, and miscellaneous other corporate services. The Company is billed for such services based on various allocation methods. At December 31, 2017, the Company owed affiliates $48,285 for services provided.

At December 31, 2017, the Company had cash on deposit of $236,678 with FNBO. The Company has not experienced any losses on its deposits of cash.

The Company has a $10,000,000 line of credit with the Parent Company. There were no amounts outstanding as of and for the year ended December 31, 2017. The line of credit accrues interest on the outstanding principal at a variable interest rate equal to one month LIBOR plus 2.75%.

Transaction terms with related parties are not necessarily indicative of the terms that would be present if the parties were unrelated.

5. EMPLOYEE BENEFIT PLANS

The Parent Company has a contributory defined contribution plan, which covers substantially all employees. At December 31, 2017, the Company's discretionary portion of the defined contribution was $55,912, which is recorded as accrued compensation and benefits on the statement of financial condition and is owed to the Parent Company.

6. INVESTMENT IN PARTNERSHIP

The Company has an interest in a limited partnership. This partnership fund holds investments in real estate ventures. The Company's partnership interest is less than 7% of the partnership's total capital and is accounted for at cost of $207,067, net of impairment. The Company assesses this investment for impairment on an annual basis.

7. COMMITMENTS AND CONTINGENCIES

The Company is involved in various legal matters in the normal course of its business. At December 31, 2017, management does not believe that any such matters, either individually or in the aggregate, will materially affect the Company's results of operations, cash flows, or financial position.

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